Exhibit 2.2

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION

Collective Wisdom Technologies, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the provisions of the Delaware General Corporation Law, hereby certifies:

FIRST: That the Board of Directors of the Corporation duly adopted the following resolution in accordance with provisions of Section 141 and Section 241 of the Delaware General Corporation Law setting forth a proposed amendment of the Certificate of Incorporation of said corporation and declaring said amendment to be advisable.

RESOLVED, that the Certificate of Incorporation of this Corporation be amended by changing that Article "FOURTH" so that, as amended, said Article shall be and read as follows:

Section 4.1 Authorized Shares. The Corporation is authorized to issue three classes of stock which shall be designated, respectively, “Class A Common Stock,” “Class B Common Stock” and “Class C Common Stock.” The total number of shares of stock that the Corporation shall have authority to issue is 50,000,000 shares, consisting of 28,666,667 shares of Class A Common Stock, $0.00001 par value per share, 6,333,333 shares of Class B Common Stock, $0.00001 par value per share, and 15,000,000 shares of Class C Common Stock, $0.00001 par value per share.

Section 4.2 Voting Rights.

(a)	Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Class A Common Stock, the holders of Class B Common Stock and the holders of Class C Common Stock shall vote together and not as separate classes.

(b)	No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(c)	Common Stock. Each holder of Class A Common Stock shall be entitled to ten (10) votes for each share of Class A Common Stock held by such holder as of the applicable record date. Each holder of Class B Common Stock shall be entitled to ten (10) votes for each share of Class B Common Stock held by such holder as of the applicable record date. Each holder of Class C Common Stock shall be entitled to one (1) vote for each share of Class C Common Stock held by such holder as of the applicable record date. Except as otherwise expressly provided herein or by applicable law, the holders of Class A Common Stock, Class B Common Stock and Class C Common Stock shall at all times vote together as one class on all matters (including the election of directors) submitted to a vote or for the written consent of the stockholders of the Corporation.

SECOND: That the Corporation currently has no stockholders and has not received any payment for any of its stock.

THIRD: That said amendment was duly adopted by a majority of the Board of Directors in accordance with the provisions of Section 241 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Corporation has caused this certificate to be signed this 18th day of May, 2018.

By:	/s/ Byron Bennett
Authorized Officer
Title:	President
Name:	Byron Bennett